SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ---------------

                               SCHEDULE 14D-1
                    (AMENDMENT NO. 3 - FINAL AMENDMENT)
                           TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                              ---------------

                              MICROPROSE, INC.
                         (NAME OF SUBJECT COMPANY)

                               NEW HIAC CORP.
                                HASBRO, INC.
                                 (BIDDERS)

                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                59513V 20 6
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                          PHILLIP H. WALDOKS, ESQ.
        SENIOR VICE PRESIDENT-CORPORATE LEGAL AFFAIRS AND SECRETARY
                                HASBRO, INC.
                             32 W. 23RD STREET
                             NEW YORK, NY 10010
                         TELEPHONE: (212) 645-2400
                         FACSIMILE: (212) 741-0663
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)


                                  COPY TO:

                           HOWARD L. ELLIN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                             NEW YORK, NY 10022
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000

                              ---------------

                         CALCULATION OF FILING FEE
                     TRANSACTION VALUATION* $34,694,418
                        AMOUNT OF FILING FEE $6,939

---------------
  * Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 5,782,403 shares of common stock, $.001 par value (the "Shares"), of MicroProse, Inc. at a price of $6.00 per Share in cash. Such number of Shares represents the 5,753,598 Shares outstanding as of August 11, 1998 and assumes the issuance prior to the consummation of the Offer of 28,805 Shares upon the exercise of outstanding options and warrants and the conversion of securities convertible into Shares that have an exercise price of less than $6.00. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]   Check box if any part of the fee is offset as provided by Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $6,939.
      Form or Registration No.:  Schedule 14D-1
      Filing Party:  Hasbro, Inc. and New HIAC Corp.
      Date Filed:  August 14, 1998.




CUSIP NO. 59513V 20 6                14D-1
----------------------------------------------------------------------------
1.   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     New HIAC Corp.
----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group            (a) [ ]
                                                                 (b) [ ]
----------------------------------------------------------------------------
3.   SEC Use only

----------------------------------------------------------------------------
4.   Source of Funds

     AF
----------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Item 2(e) or 2(f)                                             [ ]

----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
----------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,265,263 (including 32,290 shares subject to guarantee of delivery)
----------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain
     Shares                                                           [ ]

----------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

     91%
----------------------------------------------------------------------------
10.  Type of Reporting Person

     CO
----------------------------------------------------------------------------




CUSIP NO. 59513V 20 6                14D-1
----------------------------------------------------------------------------
1.   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Hasbro, Inc.
----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                    (b) [ ]

----------------------------------------------------------------------------
3.   SEC Use only

----------------------------------------------------------------------------
4.   Source of Funds

     WC
----------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Item 2(e) or 2(f)                                             [ ]

----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Rhode Island
----------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned By Each Reporting Person

     5,265,263 (including 32,290 shares subject to guarantee of delivery)
----------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain
     Shares                                                          [ ]

----------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

     91%
----------------------------------------------------------------------------
10.  Type of Reporting Person

     CO
----------------------------------------------------------------------------



                                 TENDER OFFER

      This Amendment No. 3 (Final Amendment) amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on August 14, 1998 (as amended and supplemented the "Statement") relating to the offer by New HIAC Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Hasbro, Inc., a Rhode Island corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Common Stock") including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of February 6, 1996, by and between the Company and Chemical Mellon Shareholder Services L.L.C. (the "Rights" and, together with Common Stock, the "Shares"), of MicroProse, Inc., a Delaware corporation (the "Company"), at $6.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 1998 (the "Offer to Purchase"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Statement including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      The Offer expired at 5:00pm, New York City time, on Monday, September 14, 1998. Based on information provided by the Depositary, approximately 5,265,263 Shares or 91% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer (including 32,290 Shares tendered by means of guaranteed delivery). Purchaser has accepted for payment, and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the Offer. On September 15, 1998, Parent issued a press release, a copy of which is attached hereto as exhibit (a)(11).

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      (a)(11)  Press Release of Parent dated September 15, 1998.





                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 15, 1998

                                    NEW HIAC CORP.


                                    BY: /s/ Phillip H. Waldoks
                                        --------------------------------
                                        NAME:  PHILLIP H. WALDOKS
                                        TITLE: Secretary


                                    HASBRO, INC.


                                    BY: /s/ Phillip H. Waldoks
                                        -------------------------------
                                        NAME:  PHILLIP H. WALDOKS
                                        TITLE: Senior Vice President -
                                               Corporate Legal Affairs
                                               and Secretary





                             INDEX TO EXHIBITS


                                                                SEQUENTIAL
                                                                    PAGE
EXHIBIT                                                             NO.
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(a)(11) --  Press Release of Parent dated September 15, 1998.